

June 24, 2013

Via E-mail
Todd P. Headley
Chief Financial Officer and Treasurer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, MD 21046

> **Re: Sourcefire, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33350**

Dear Mr. Headley:

We have reviewed your letter dated June 6, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 10, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 29

1.   In your response to prior comment 1 you indicate that historically, including 2012, a substantial majority of your product revenue has been contributed by sales from a single product category: the intrusion prevention system ("IPS") appliances.   Based on your disclosure on page 4, your FirePOWER platform family of appliances provides for flexible deployment and may include Next Generation IPS ("NGIPS"), Next Generation

Firewall ("NGFW"), and Advanced Malware Protection. We note management statements on your fourth quarter 2012 conference call that you doubled the size of your NGFW business and that to go from your NGIPS to a NGFW is about a 10% uplift in price. Please describe for us how your appliances and solutions are bundled and priced. Describe for us the information you generate regarding revenues generated from sales of solutions and appliances and provide us with a summary of the revenue data for the quarters in 2012 and the quarter ended March 31, 2013.

2. In your response to prior comment 1 you indicate that disclosure of specific metrics regarding the increase in sales volume or the impact of an increase in higher priced product sales would not provide meaningful additional information as there is a lack of comparability with the prior period due to the replacement of your previous product platform with the FirePOWER platform and the relative variability of sales within your IPS product line from period to period. While your narrative disclosure in MD&A discloses higher product sales volume and product mix favoring higher priced appliances, the disclosure does not provide an indication as to the extent to which increases in revenues are attributable to such factors. Please tell us what consideration was given to providing any specific operating or financial metrics that management uses to manage the business and evaluate revenues, if applicable, along with an accompanying discussion regarding period to period issues with respect to comparability. In future filings where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please refer to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief